02048002

6/27/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Date of June 27, 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

This Special Report is incorporated by reference in Registration Statement No 33-42872 on Form F-4; Registration Statement Nos 33-33129 and 33-78800 on Form F-3; and Registration Statement Nos 33-15028, 33-33143, 33-46808 through 33-46810 and 33-69698 on Form S-8, in each case filed by the registrant under the Securities Act of 1933.

CRGH

June 27, 2002

Hanson PLC Trading Statement

Hanson, the international building materials company, is issuing this trading update in advance of its interim results (for the 6 months ending June 30, 2002) which will be announced on August 1, 2002.

Summary
Hanson expects to report pre-tax, pre-exceptional profit for the 6 months to June 30, 2002 above the £129.2 million reported last year. This encouraging performance principally reflects stronger trading in the UK and Australia, together with the benefit of lower net interest expense.

Operations

Hanson Building Materials America's ('HBMA') trading to date has confirmed its earlier cautious approach to 2002. Although mild weather helped trading in the early part of the year, performance in the traditionally busier second quarter has been mixed.

Aggregates volumes for the first half will be below the prior year period. This reflects a combination of lower underlying demand in many markets together with higher than average rainfall in certain regions. Additionally, the planned winding down of aggregates production at a major quarry in Northern California due to reserve depletion continues to affect both volume and cost comparisons.

HBMA's concrete pipe & products and brick operations continue to perform well, a result of heritage margin improvements as well as contributions from recent concrete pipe acquisitions. Overall, however, HBMA's trading profit in the first half is expected to be below the 2001 level.

Hanson Building Materials Europe ('HBME') has enjoyed good trading so far this year, particularly in its main UK aggregates business, where good weather, infrastructure investment and construction activity in the south east of England have contributed to volume growth. Selling price increases and better cost performance have also been achieved, while the new Aggregates Levy has not had a significant impact. Similarly, the UK brick business has benefited from higher volumes and prices, plus cost savings resulting from its move into HBME in January 2002.

On the continent, first half trading profit is expected to be in line with the prior year, thanks to good underlying demand in Spain and better cost performance in Israel and Germany.

Hanson Australia has enjoyed a much improved first half; strong increases in both aggregates and ready-mixed concrete volumes and prices have improved profitability after last year's decline. However, as previously indicated, **Hanson Pacific's** results will be significantly affected by weakness and increased competition in the Hong Kong ready-mixed concrete market.

Corporate Development

Total acquisition spend for the year to date is approximately £101 million. This compares to £11.3 million in the same period last year. The main acquisition was the previously announced £92.5 million purchase of Choctaw Inc., a US concrete pipe and products manufacturer.

Other acquisitions include a further concrete pipe plant in Oregon, USA and two additional quarries in the Czech Republic. Additionally, Hanson has signed a contract to purchase its joint venture partner's 50% share of their Malaysian ready-mixed concrete operation. This transaction is expected to be completed in the second half.

Various disposals have been made during the period of businesses that were non-core or unlikely to deliver adequate medium term returns. The most significant was the £39.3 million disposal of Hanson Bricks continental Europe which was completed on April 22, 2002. Trading losses up to the date of disposal amounting to £3.2 million (post goodwill amortisation) will be included within discontinued items.

Other disposals include the group's operations in the Philippines, a US haulage business and ready-mixed concrete plants in Germany. Exceptional costs relating to disposals and closures will total approximately £14 million in the first half.

Other Financial Items

Property and other income are forecast to total approximately £5 million for the first half.

Outlook

As previously indicated, most recently at the May AGM, Hanson remains cautious about the 2002 outlook in North America, despite continuing TEA-21 related activity. Mixed trading at the start of the main June-October construction season reinforces this view.

In its other principal markets, Hanson expects continued growth in the UK and Australia and further weakness in Hong Kong for the remainder of the year.

While it is important to note that it is still early in the group's key trading period, on current trends and after recognising the benefit of lower net interest expense, Hanson expects that for 2002 it will report results in line with current market consensus.

Further information on Hanson is available at www.hansonplc.com

Inquiries: Justin Read
Hanson PLC
Tel: +44 (0) 20 7245 1245

Notes:

1. Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal products are bricks and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.

2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).

3. High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: June 27, 2002